Prospector
Consolidated Resources Inc.

02069016

3rd December, 2002

U.S. Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street North West
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING RECEIVED DEC 1 9 2002 WASH. D.C. 180 SECTION

SUPPL

PROCESSED
JAN 1 4 2003
THOMSON FINANCIAL

Dear Sirs,

Re: File No. 82 - 3258

We are pleased to enclose for your records two copies of our financial statements and quarterly report for the fiscal year ended 31st December, 2001, and three and nine months ended 30th September, 2002.

Also enclosed are copies of press releases made during the period August 27 to November 29, 2002, together with copies of the Material Change Reports – Form 53-901F filed in compliance with Section 85(1) of the Securities Act in connection therewith.

In addition, enclosed are copies of Form 45-902F (formerly Form 20) reports of Exempt Distributions made on July 18 and November 28, 2002.

Yours truly,

Peter Bryant
President

Suite 704 – 525 Seymour Street, Vancouver, B.C., V6B 3H7
Tel: (604) 687-8863; Fax: (604) 687-6830
Email – pbryant@prospectorint.com

PROSPECTOR
CONSOLIDATED RESOURCES INC.

NEWS RELEASE

704 – 525 Seymour Street, Vancouver, B.C., V6B 3H7 * Tel (604) 687 8863 * Fax (604) 687 6830

FOR IMMEDIATE RELEASE **29th November, 2002**

PRIVATE PLACEMENT CLOSES

The Company is pleased to announce that it has received regulatory approval to the Private Placement announced on 19th October, 2002. This transaction has now closed. A total of 400,000 common shares have been issued at $0.10 per share with a warrant attached thereto to purchase up to an additional 400,000 shares at $0.15 per share for one year to 28th November, 2003.

The shares are subject to a hold period expiring on 4th Match, 2003.

On behalf of the Board

Sgd "Peter Bryant"

Peter Bryant
President

PROSPECTOR CONSOLIDATED RESOURCES INC.

NEWS RELEASE

704 – 525 Seymour Street, Vancouver, B.C., V6B 3H7 * Tel (604) 687 8863 * Fax (604) 687 6830

INTERIM RESULTS – SEPTEMBER 30, 2002

Vancouver, British Columbia, November 29, 2002: Prospector Consolidated Resources Inc (TSX: PRR) has released its financial and operating results for the three and nine months ended September 30, 2002, full details of which can be found on Sedar.

For the nine month period ended September 30, 2002, the Company incurred a net loss of $174,189 as compared with a net loss of $95,044 for the same period in the previous year. The increased loss was principally due to greater expenditure on Corporate Development, Investor Relations and Travel due to the need, in management's opinion, to expand public awareness of the Company. This involved more travel than in previous months as well as expenditure on corporate information packages and financial services. A total of $13,280 was spent on travel in the nine month period ended September 30, 2002, compared with $1,311 for the comparable period in the previous year, while $28,896 (2001 - $nil) was spent on corporate development. Filing and transfer agents fees at $16,899 were $11,177 higher than in the comparable period to September 30, 2001, due to greater activity in the account . As well, $60,277 was spent on Investor Relations in the nine month period ended September 30, 2002, compared with $10,512 in 2001. These expenses were partially offset by lower legal and accounting fees of $7,099 for the nine month period compared with $19,930 in 2001 due to a greater volume of work now being handled in house, and lower expenditure on professional services at $2,799 compared with $17,291.

Subsequent to the quarter ended September 30, 2002, the Company reached agreement with Mr. David Eaton in October, 2002, to assume the assignment of an option he held to acquire a 100 per cent interest in two claim blocks in the Otish Mountain diamond area of central Quebec, subject to TSX Venture Exchange approval. The properties are situated approximately 45 kilometers west of the kimberlite discoveries by Ashton Mining/Soquem and immediately adjacent to the west of Majescor/BHP's Portage Property.

Under the terms of the agreement the Company has acquired a 100 per cent interest in the two claim blocks in consideration for the issue of an aggregate of 200,000 common shares (100,000 shares for each claim block. The claim blocks are subject to a 2 per cent gross over-riding royalty on diamond production and a 2 per cent net smelter royalty on the production of any other commodity. Beginning January 25, 2003, the properties are subject to a $15,000 annual advance royalty payment.

TSX approval to this transaction was given on November 8, 2002.

Resignation of a Director

On 3rd November, 2002, Mr. Flynn Marr resigned as a Director of the Company in order to be in a position to devote more time to his other interests. The Board appreciates the contribution Mr. Marr has made to the Company and thanks him for his past services.

Amendment to Stock Options

In November, 2002, the Company amended the exercise price of 425,000 incentive stock options granted to directors, employees and consultants to $0.10 per share as, in its opinion, the prices at which they could be exercised no longer provided a reasonable incentive to those persons in the current environment. All other terms and conditions remain the same.

Private Placement

On November 12, 2002, the Company advised that it would not be proceeding with the non-brokered private placement announced on September 18, 2002. Instead, that it had completed arrangements to raise $25,000 by way of private placement of units that would be subscribed by Insiders and close associates. The Company subsequently agreed to increase the size of the private placement to 400,000 units at $0.10 per unit following approaches it had had from other close associates. This change was announced on November 19, 2002, and the private placement documentation was accepted for filing by the Exchange on November 22, 2002. Each unit will consist of one common share of the Company and a share purchase warrant to purchase a further common share of the Company at

any time in the ensuing year at $0.15 per share. The proceeds of the issue will be added to general working capital.

The McVicar Lake Gold prospect

Initial prospecting sample results from the Phase 1 work program on the McVicar Lake Gold Property carried out by Continuum Resources Ltd., our joint venture partner, received during the quarter, confirmed the presence of high grade gold on and near the "Chellow Vein". Initial grab samples returned gold values in veining up to 827.4 g/t (24.13 oz/ton). Also of significance were values of 15.99 g/t (0.466 oz/ton) and 2.94 g/t (0.193 oz/ton). Prospecting was conducted along strike from historic samples that yielded assays of 578 g/t (16.9 oz/t), 534 g/t (15.6 oz/t) and 413 g/t (12.0 oz/t) gold from channel sample sites located 25 meters apart.

Further prospecting sample results from the work program were released in October and are discussed below. The program was designed to confirm zones of surface-outcropping gold mineralization discovered earlier by BHP, and to expand on these gold zones as a precursor to diamond drilling. Of the 133 samples collected within the property, the samples assayed as follows:

Assay range in ppb gold	Number of Samples
100 to 500	24
500 to 1000 (1 g/t)	9
Over 1000 (>1 g/t)	37

Of the 133 samples collected on the property, 52 percent assayed greater than 100 grams per ton of gold, and 24 percent (37 samples) assayed greater than one gram of gold per ton.

The highest values were from surface samples collected on the Chellow Vein, which lies along the Bear Head Fault, the same fault zone which hosts the Golden Patricia mine, approximately 25 kilometers to the south.

At least three major shear fault zones have been identified on the property and earlier drill testing by BHP has determined that significant gold mineralization is hosted in each of them. Additionally, gold values in the range of 1 to 3 grams per ton are common in two intrusive tonalite sills on the property.

The most significant gold assays returned from the current surface program are as follows:

Prospect	Distance from Chellow Vein	g/t gold	Description
Chellow Vein		1.47-20.68 (15 samples); one value of 827.4	Grabs, quartz veins in old trenches
Altered Zone	4.5 km ENE	2.59, 17.98	As above
Showing #25	2.5 km N	1.73	Felsic tuff
Sor Lake Sill	5.5 km NW	1.39-5.26 (8 samples)	Tonalite with quartz stockworks
Shonia Sill	4 km N	3.44	Tonalite with quartz stockworks

The above results were prepared under the guidance of A. Eveleigh, P.Geo, who is designated as a qualified person with the ability and authority to verify the authenticity and validity of this data. All samples were analyzed by ALS Chemex Laboratory, North Vancouver, B.C. The Company and its joint venture partner are currently studying all available data in preparation for a winter drilling program.

On behalf of the Board

"Peter Bryant"

Peter Bryant, President

This press release has been prepared by management, the TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

PROSPECTOR
CONSOLIDATED RESOURCES INC.

704 – 525 Seymour Street, Vancouver, B.C., V6B 3H7 * Tel (604) 687 8863 * Fax (604) 687 6830

NEWS RELEASE

FOR IMMEDIATE RELEASE **12th November, 2002**

The Company advises that it will not be proceeding with the non-brokered private placement announced on September 18, 2002. Instead it has completed arrangements to raise $25,000 by way of private placement that will be subscribed by Insiders and close associates. This financing, which is subject to TSX Venture Exchange approval, will consist of 250,000 units at a price of $0.10 per unit. Each unit will consist of one common share of the Company and a share purchase warrant to purchase a further common share of the Company at any time in the ensuing year at $0.15 per share.

The proceeds of the issue will be added to general working capital.

On behalf of the Board

Sgd "Peter Bryant"

Peter Bryant
President

PROSPECTOR
CONSOLIDATED RESOURCES INC.

NEWS RELEASE

704 – 525 Seymour Street, Vancouver, B.C., V6B 3H7 * Tel (604) 687 8863 * Fax (604) 687 6830

6th November, 2002 **TSX Venture Exchange Symbol -PRR**

The Company advises that, as incentive stock options over 425,000 common shares previously granted to directors, employees and consultants in its opinion no longer provide a reasonable incentive to those persons in the current environment, it has resolved to amend the exercise price of those options to $0.10 per share. All other terms and conditions remain the same.

On behalf of the Board

"Peter Bryant"

Peter Bryant, President

PROSPECTOR CONSOLIDATED RESOURCES INC.

NEWS RELEASE

704 – 525 Seymour Street, Vancouver, B.C., V6B 3H7 * Tel (604) 687 8863 * Fax (604) 687 6830

3rd November, 2002 **TSX Venture Exchange Symbol -PRR**

The Board of Prospector Consolidated Resources Inc. advises that Mr. Flynn Marr has resigned as a Director of the Company in order to be in a position to devote more time to his other interests. The Board appreciates the contribution Mr. Marr has made to the Company and thanks him for his past services.

The Company has reached agreement to assume the assignment of an option to acquire a 100 per cent interest in two claim blocks in the Otish Mountain diamond area of central Quebec subject to TSX Venture Exchange approval. The properties are situated approximately 45 kilometers west of the kimberlite discoveries by Ashton Mining/Soquem and immediately adjacent to the west of Majescor?BHP's Portage Property.

Under the terms of the agreement the Company is to acquire a 100 per cent interest in the two claim blocks from Mr. David Eaton in consideration for the issue of an aggregate of 200,000 common shares (100,000 shares for each claim block) within five business days of acceptance for filing of the Agreement by the Exchange. The claim blocks are subject to a 2 per cent gross over-riding royalty on diamond production and a 2 per cent net smelter royalty on the production of any other commodity. Beginning January 25, 2003, the properties are subject to a $15,000 annual advance royalty payment.

On behalf of the Board

"Peter Bryant"

Peter Bryant, President

CONTINUUM RESOURCES LTD.
Suite 900-580 Hornby Street,
Vancouver, BC
V6C 3B6
Telephone: (604) 629-0000
Facsimile: (604) 684-0642

PROSPECTOR CONSOLIDATED RESOURCES INC.
704-525 Seymour Street,
Vancouver, BC
V6B 3H7
Telephone: (604) 687-8863
Facsimile: (604) 684-6830

NEWS RELEASE

Surface Geochemical Sampling Confirms Widespread Gold Potential on the McVicar Lake Project.

Vancouver, British Columbia, October 17, 2002: Continuum Resources Ltd. (TSXV: CNU) and **Prospector Consolidated Resources Inc. (TSXV: PRR)** today announce that the Companies have received further prospecting sample results from the Phase 1 work program on the McVicar Lake Gold Property. The project is located within the McVicar Lake greenstone belt, approximately 150 kilometres east of Red Lake and 80 kilometres west of Pickle Lake in northwestern Ontario.

The current prospecting and geochemical work is designed to confirm zones of surface-outcropping gold mineralization discovered earlier by BHP, and to expand on these gold zones as a precursor to diamond drilling. Of the 133 samples collected within the property, the samples assayed as follows:

Assay range in ppb gold	Number of Samples
100 to 500	24
500 to 1000 (1 g/t)	9
Over 1000 (>1 g/t)	37

Of the 133 samples collected on the property, 52 percent assayed greater than 100 grams per ton of gold, and 24 percent (37 samples) assayed greater than one gram of gold per ton.

The highest values were from surface samples collected on the Chellow Vein, which lies along the Bear Head Fault, the same fault zone which hosts the Golden Patricia mine, approximately 25 kilometers to the south. As reported in an earlier press release, values of up to 827.4 grams per ton (over 24.13 ounces of gold per ton) were collected from surface expressions of the vein in grab samples.

At least three, major shear and fault zones have been identified on the property, and earlier drill testing by BHP has determined that significant gold mineralization is hosted in each of them. Additionally, gold values in the range of 1 to 3 grams per ton are common in two intrusive tonalite sills on the property.

The most significant gold assays returned from the current surface program are as follows:

Prospect	Distance from Chellow Vein	g/t gold	Description
Chellow Vein		1.47-20.68 (15 samples); one value of 827.4	Grabs, quartz veins in old trenches
Altered Zone	4.5 km ENE	2.59, 17.98	As above
Showing #25	2.5 km N	1.73	Felsic tuff
Sor Lake Sill	5.5 km NW	1.39-5.26 (8 samples)	Tonalite with quartz stockworks
Shonia Sill	4 km N	3.44	Tonalite with quartz stockworks

While the highest-priority target for immediate follow-up by backhoe trenching is the Chellow Vein, outcropping gold mineralization grading over 1 g/t gold, in most cases verified by BHP drilling, occurs up to 4.5 km northeast, 4.0 km north, and up to 5.0 northwest of the Chellow Vein.

A backhoe is currently being mobilized to the property, where it will carry out the first mechanized trenching program to be undertaken at McVicar Lake. High-grade surface expressions of the Chellow Vein, which lies along the Bear Head Fault Zone, will be carried out first. If weather permits, the backhoe will then move to the Sor Lake Sill area, where intrusive-hosted gold anomalies are widespread. The objectives of the mechanized trenching program are to determine the width and grade of the vein systems in the Chellow and Sor Lake target areas, in preparation for a winter drilling program.

The McVicar Lake Property consists of 237 claim units, comprising 3,792 hectares and is situated 25 kilometers northwest of the past-producing Golden Patricia Mine, which produced approximately 620,000 ounces of gold at an average grade of 17.2 grams per ton (0.5 ounces per ton) between 1988 and 1997. The property was explored between 1984 and 1993 by BHP Minerals Canada Limited, who expended approximately $2.5 million, culminating in the discovery of at least six significant zones of gold mineralization by drilling, including at least 26 zones of anomalous gold at surface.

Under the terms of the current option agreement, Continuum has the right to earn up to 70% in the project from Prospector. Continuum has, as part of the joint venture agreement with Prospector, committed to an initial work program of $196,000 to be carried out this year. These results have been prepared under the guidance of A. Eveleigh, P.Geo who is designated as a qualified person with the ability and authority to verify the authenticity and validity of this data. All samples were analyzed by ALS Chemex Laboratory, North Vancouver B.C.

On Behalf of Continuum Resources Ltd.

"Larry Dick"

Lawrence A. Dick-President

On Behalf of Prospector Consolidated Resources Inc.

"Peter Bryant"

Peter Bryant-President

PROSPECTOR
CONSOLIDATED RESOURCES INC.

NEWS RELEASE

704 – 525 Seymour Street, Vancouver, B.C., V6B 3H7 * Tel (604) 687 8863 * Fax (604) 687 6830

PRIVATE PLACEMENT FINANCING

September 18, 2002: Prospector Consolidated Resources Inc. (TSX:PRR) announces that it has agreed to terms on a non-brokered private placement of up to 2,000,000 units at a price of $0.15 per unit for gross proceeds of $300,000.

Each unit is comprised of one common share and one non-transferable share purchase warrant in the capital of the Company. Each warrant will entitle the holder to acquire one common share of the Company for a period of one year at a price of $0.25 per share. The Company has agreed to pay a commission of up to 10 per cent to qualified entities.

Proceeds of the offering will be used for further exploration of the Company's gold properties in Canada and for general working capital purposes.

On behalf of the Board

"Peter Bryant"

Peter Bryant, President

CONTINUUM RESOURCES LTD.
Suite 900-580 Hornby Street,
Vancouver, BC
V6C 3B6
Telephone: (604) 629-0000
Facsimile: (604) 684-0642

PROSPECTOR CONSOLIDATED RESOURCES INC.
704-525 Seymour Street,
Vancouver, BC
V6B 3H7
Telephone: (604) 687-8863
Facsimile: (604) 684-6830

NEWS RELEASE

Initial Exploration Results Confirm High Grade Gold at McVicar Lake Property

Vancouver, British Columbia, September 16, 2002: Continuum Resources Ltd. (TSX: CNU) and **Prospector Consolidated Resources Inc. (TSX: PRR)** today announce that the Companies have received the initial prospecting sample results from the Phase 1 work program on the McVicar Lake Gold Property. The project is located within the McVicar Lake greenstone belt, approximately 150 kilometres east of Red Lake and 80 kilometres west of Pickle Lake in northwestern Ontario.

The program commenced with sampling on and near the "Chellow Vein" area and has confirmed the presence of high grade gold. Initial grab samples returned gold values in veining up to 827.4 g/t (24.13 oz/ton). Also of significance were values of 15.99 g/t (0.466 oz/ton) and 2.94 g/t (0.193 oz/ton). Prospecting was conducted along strike from historic samples that yielded assays of 578 g/t (16.9 oz/t), 534 g/t (15.6 oz/t) and 413 g/t (12.0 oz/t) gold from channel sample sites located 25 meters apart. The Companies are preparing to mobilize an excavator to the site for the commencement of follow up trenching, stripping and channel sampling prior to drilling.

As well, sample results are expected shortly from exploration along the two of the three major shear zones, including the Bear Head Fault Zone, which has a total strike length of approximately 8.0 kilometres within the property limits.

The McVicar Lake Property is an advanced stage exploration project which hosts numerous, known gold occurrences, and has yielded high grade assays on surface, and in drill core, from historic exploration. The large property, comprising 3,792 hectares, was explored between 1984 and 1993 by BHP Minerals Canada Limited who expended approximately $2.5 million, culminating in the discovery of at least six significant zones of gold mineralization.

The property is situated 25 kilometers northwest of the past-producing Golden Patricia Mine, which produced approximately 620,000 ounces of gold at an average grade of 17.2 grams per ton (0.5 ounces per ton) between 1988 and 1997.

In total, 26 separate gold occurrences have been discovered on the property, in a variety of geological environments. The most significant gold occurrences are hosted in intensely sheared and altered structural zones where previous drilling by BHP intersected values up to 14.3 g/t gold over a core length of 4.63 meters and 33.0 g/t gold over 1.86 meters. Three major shear zones, including the Bear Head Fault Zone, have a total strike length of approximately 20 kilometers within the property limits. Similar to other significant gold deposits in the Canadian Shield, the fault zones which host gold at McVicar Lake are sites of extreme hydrothermal alteration and quartz veining, and constitute high priority exploration targets.

The controlling structural feature at the Golden Patricia mine, located southeast of McVicar Lake, is the Bear Head Fault Zone. This same fault zone crosses the McVicar Lake property in an area of known gold

mineralization hosted by quartz vein systems, known as the Cliff Vein and aforementioned Chellow Vein systems.

Another gold-bearing environment on the property under current exploration is the Sor Lake Sill, a pyrite-bearing, porphyritic intrusion. Several narrow, high-grade zones containing up to 23.0 g/t gold have been identified in the intrusive, while values in the range of 3 to 5 g/t gold are common.

Continuum has, as part of the joint venture agreement with Prospector, committed to an initial work program of $196,000 to be carried out this year. These results have been prepared under the guidance of A. Eveleigh, P.Geo who is designated as a qualified person with the ability and authority to verify the authenticity and validity of this data. All samples were analyzed by ALS Chemex Laboratory, North Vancouver B.C.

On Behalf of Continuum Resources Ltd.

"Larry Dick"

Lawrence A. Dick-President

On Behalf of Prospector Consolidated Resources Inc.

"Peter Bryant"

Peter Bryant-President

PROSPECTOR
CONSOLIDATED RESOURCES INC.

NEWS RELEASE

704 – 525 Seymour Street, Vancouver, B.C., V6B 3H7 * Tel (604) 687 8863 * Fax (604) 687 6830

INTERIM RESULTS – JUNE 30, 2002

Vancouver, British Columbia, August 27, 2002: Prospector Consolidated Resources Inc (TSX: PRR) has released its financial and operating results for the three and six months ended June 30, 2002, full details of which can be found on Sedar.

For the six month period ended June 30, 2002, the Company incurred a net loss of $94,703 as compared with a net loss of $67,543 for the same period in the previous year. The increased loss was principally due to greater expenditure on Corporate Development, Investor Relations and Travel due to the need, in management's opinion, to expand public awareness of the Company. This involved more travel than in previous months as well as expenditure on corporate information packages and financial services. A total of $4,244 was spent on travel in the six month period ended June 30, 2002, compared with $1,370 for the comparable period in the previous year, while $8,759 (2001 - $nil) was spent on corporate development. Filing and transfer agents fees at $13,448 were $8,309 higher than in the comparable period to June 30, 2001, due to greater activity in the account . As well, $30,000 was spent on Investor Relations in the six month period ended June 30, 2002, compared with $5,426 in 2001. These expenses were partially offset by lower legal and accounting fees of $6,067 for the six month period compared with $19,183 in 2001 due to a greater volume of work now being handled in house.

Financing

The Company completed a small financing of $59,400 in July, 2002, which, together with a total of $59,800 recovered that month from the Company's joint venture partner on McVicar Lake has provided the Company adequate funds to meet ongoing corporate overhead for the immediate future. With the joint venture partner assuming the responsibility funding the McVicar Lake project over the next three years under the agreement with them, the Company is relieved of that particular obligation. However, the Company does need to raise additional funds to finance its other projects, namely Corhill and Coffee Creek. In this connection the Company is following up on discussions it has held with a number of parties with a view to raising additional funds.

Investor relations

In management's last report it advised that it had appointed Provident Ventures Inc., dba Jordan Morris Financial Services on a three month trial basis to handle Investor relations. Although the services provided were, in part, satisfactory they did not fulfill the Company's complete requirements and so this relationship has been discontinued.

Effective August 15, 2002, the Company engaged Windward Communications and Consulting of Charlotte, North Carolina to provide these services. The principal of the company is Mr. Kelly Boatright who has been providing shareholder communications services for the past twenty years. The services to be provided will include, but not be limited to, the arranging of broker, analyst, institutional and individual investor meetings, the attendance or representation for the Company at mining conferences as well as assistance in the preparation of various corporate and investor related materials. Windward will help increase public exposure to the Company's recent and ongoing achievements while continuing to respond to market needs and client interests in the coming months. For these services Windward will be paid a fee of US$3,500 per month.

The term of the agreement is open but may be terminated upon 14 days written notice, or may be altered and or revised by mutual agreement. Windward will represent the Company in scheduled conferences and receptions across the U.S., Canada and Europe.

On behalf of the Board

"Peter Bryant"

Peter Bryant, President

FORM 53-901F
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Prospector Consolidated Resources Inc.
Suite 704
525 Seymour Street
Vancouver, B.C.
V6B 3H7
Telephone: (604) 687-8863

ITEM 2. DATE OF MATERIAL CHANGE

November 12, 2002

ITEM 3. PRESS RELEASE

November 12, 2002 - Vancouver, British Columbia

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company advises that it will not be proceeding with the non-brokered private placement announced on September 18, 2002. Instead it has completed arrangements to raise $25,000 by way of private placement that will be subscribed by Insiders and close associates. This financing, which is subject to TSX Venture Exchange approval, will consist of 250,000 units at a price of $0.10 per unit. Each unit will consist of one common share of the Company and a share purchase warrant to purchase a further common share of the Company at any time in the ensuing year at $0.15 per share.

The proceeds of the issue will be added to general working capital.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

The Company advises that it will not be proceeding with the non-brokered private placement announced on September 18, 2002. Instead it has completed arrangements to raise $25,000 by way of private placement that will be subscribed by Insiders and close associates. This financing, which is subject to TSX Venture Exchange approval, will consist of 250,000 units at a price of $0.10 per unit. Each unit will consist of one common share of the Company and a share

purchase warrant to purchase a further common share of the Company at any time in the ensuing year at $0.15 per share.

The proceeds of the issue will be added to general working capital.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

N/A

ITEM 7. OMITTED INFORMATION

N/A

ITEM 8. SENIOR OFFICERS

Peter Bryant, President
Telephone: (604) 687-8863

ITEM 9. STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change report referred to herein. DATED at Vancouver, British Columbia, this 13th day of November, 2002.

PROSPECTOR CONSOLIDATED RESOURCES INC.

Sgd "Peter Bryant"

Signature

Peter Bryant
Name of Officer

Director and President
Title of Officer

FORM 53-901F
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Prospector Consolidated Resources Inc.
Suite 704
525 Seymour Street
Vancouver, B.C.
V6B 3H7
Telephone: (604) 687-8863

ITEM 2. DATE OF MATERIAL CHANGE

November 6, 2002

ITEM 3. PRESS RELEASE

November 6, 2002 - Vancouver, British Columbia

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company had amended the exercise price of incentive stock options over 425,000 common shares previously granted to directors, employees and consultants as in its opinion they no longer provide a reasonable incentive to those persons in the current environment. The revised exercise price is $0.10 per share. All other terms and conditions remain the same.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

The Company had amended the exercise price of incentive stock options over 425,000 common shares previously granted to directors, employees and consultants as in its opinion they no longer provide a reasonable incentive to those persons in the current environment. The revised exercise price is $0.10 per share. All other terms and conditions remain the same.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

N/A

ITEM 7. **OMITTED INFORMATION**

N/A

ITEM 8. **SENIOR OFFICERS**

Peter Bryant, President
Telephone: (604) 687-8863

ITEM 9. **STATEMENT OF SENIOR OFFICER**

The foregoing accurately discloses the material change report referred to herein.
DATED at Vancouver, British Columbia, this 12th day of November, 2002.

PROSPECTOR CONSOLIDATED RESOURCES INC.

Sgd "Peter Bryant"

____
Signature

Peter Bryant
Name of Officer

Director and President
Title of Officer

FORM 53-901F
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Prospector Consolidated Resources Inc.
Suite 704
525 Seymour Street
Vancouver, B.C.
V6B 3H7
Telephone: (604) 687-8863

ITEM 2. DATE OF MATERIAL CHANGE

October 31, 2002

ITEM 3. PRESS RELEASE

November 3, 2002 - Vancouver, British Columbia

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company advises that Mr. Flynn Marr has resigned as a Director of the Company in order to be in a position to devote more time to his other interests. The Board appreciates the contribution Mr. Marr has made to the Company and thanks him for his past services.

The Company has announced an Agreement to take the assignment of an option to acquire a 100 per cent interest in two claim blocks in the Otish Mountain diamond area of central Quebec subject to TSX Venture Exchange approval. The properties are situated approximately 45 kilometers west of the kimberlite discoveries by Ashton Mining/Soquem and immediately adjacent to the west of Majescor?BHP's Portage Property.

Under the terms of the agreement the Company is to acquire a 100 per cent interest in the two claim blocks from Mr. David Eaton in consideration for the issue of an aggregate of 200,000 common shares (100,000 shares for each claim block) within five business days of acceptance for filing of the Agreement by the Exchange. The claim blocks are subject to a 2 per cent gross over-riding royalty on diamond production and a 2 per cent net smelter royalty on the production of any other commodity. Beginning January 25, 2003, the properties are subject to a $15,000 annual advance royalty payment.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

The Company advises that Mr. Flynn Marr has resigned as a Director of the Company in order to be in a position to devote more time to his other interests. The Board appreciates the contribution Mr. Marr has made to the Company and thanks him for his past services.

The Company has announced an Agreement to take the assignment of an option to acquire a 100 per cent interest in two claim blocks in the Otish Mountain diamond area of central Quebec subject to TSX Venture Exchange approval. The properties are situated approximately 45 kilometers west of the kimberlite discoveries by Ashton Mining/Soquem and immediately adjacent to the west of Majescor?BHP's Portage Property.

Under the terms of the agreement the Company is to acquire a 100 per cent interest in the two claim blocks from Mr. David Eaton in consideration for the issue of an aggregate of 200,000 common shares (100,000 shares for each claim block) within five business days of acceptance for filing of the Agreement by the Exchange. The claim blocks are subject to a 2 per cent gross over-riding royalty on diamond production and a 2 per cent net smelter royalty on the production of any other commodity. Beginning January 25, 2003, the properties are subject to a $15,000 annual advance royalty payment.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

N/A

ITEM 7. OMITTED INFORMATION

N/A

ITEM 8. SENIOR OFFICERS

Peter Bryant, President
Telephone: (604) 687-8863

ITEM 9. STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change report referred to herein.
DATED at Vancouver, British Columbia, this 1st day of November, 2002.

PROSPECTOR CONSOLIDATED RESOURCES INC.

Sgd "Peter Bryant"

Signature

Peter Bryant
Name of Officer

Director and President
Title of Officer

FORM 53-901F
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Prospector Consolidated Resources Inc.
Suite 704
525 Seymour Street
Vancouver, B.C.
V6B 3H7
Telephone: (604) 687-8863

ITEM 2. DATE OF MATERIAL CHANGE

September 18, 2002

ITEM 3. PRESS RELEASE

September 18, 2002 - Vancouver, British Columbia

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company has agreed to terms on a non-brokered private placement of up to 2,000,000 units at a price of $0.15 per unit for gross proceeds of $300,000.

Each unit is comprised of one common share and one non-transferable share purchase warrant in the capital of the Company. Each warrant will entitle the holder to acquire one common share of the Company for a period of one year at a price of $0.25 per share. The Company has agreed to pay a commission of up to 10 per cent to qualified entities.

Proceeds of the offering will be used for further exploration of the Company's gold properties in Canada and for general working capital purposes.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

The Company has agreed to terms on a non-brokered private placement of up to 2,000,000 units at a price of $0.15 per unit for gross proceeds of $300,000.

Each unit is comprised of one common share and one non-transferable share purchase warrant in the capital of the Company. Each warrant will entitle the holder to acquire one common share of the Company for a period of one year at a price of $0.25 per share. The Company has agreed to pay a commission of up to 10 per cent to qualified entities.

Proceeds of the offering will be used for further exploration of the Company's gold properties in Canada and for general working capital purposes.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

N/A

ITEM 7. OMITTED INFORMATION

N/A

ITEM 8. SENIOR OFFICERS

Peter Bryant, President
Telephone: (604) 687-8863

ITEM 9. STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change report referred to herein.
DATED at Vancouver, British Columbia, this 20th day of September, 2002.

PROSPECTOR CONSOLIDATED RESOURCES INC.

Sgd "Peter Bryant"

Signature

Peter Bryant
Name of Officer

Director and President
Title of Officer

Vancouver, British Columbia
Place

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report Of Exempt Distribution

1. State the full name, address and telephone number of the issuer of the security distributed.

Prospector Consolidated Resources Inc.
Suite 704, 525 Seymour Street
Vancouver, B.C., V6B 3H7
Telephone: (604) 687 8863

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The issuer is a reporting issuer in British Columbia

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

The issuer is listed on the TSX Venture Exchange

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

An aggregate of 220,000 common shares together with warrants to purchase up to an additional 220,000 shares at $0.36 per share expiring on July 18, 2003 were distributed.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security / total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
Anthony Beruschi Vancouver	220,000	July 18, 2002	$0.27/$59,400	128(h) Securities Rules	Four month hold expiring Nov 16, 2002

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

$59,400

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Not Applicable

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	Compensation paid (number and type of security and/or cash amount (Canadian $)	Price per share (Canadian $)

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver this 23rd day of August 2002.

PROSPECTOR CONSOLIDATED RESOURCES INC.

Name of issuer (please print)

Signature of authorized signatory

PETER BRYANT, PRESIDENT AND DIRECTOR

Name and office of authorized signatory
(please print)

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report Of Exempt Distribution

1. State the full name, address and telephone number of the issuer of the security distributed.

Prospector Consolidated Resources Inc.
Suite 704, 525 Seymour Street
Vancouver, B.C., V6B 3H7
Telephone: (604) 687 8863

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The issuer is a reporting issuer in British Columbia

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

The issuer is listed on the TSX Venture Exchange

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

An aggregate of 400,000 common shares together with warrants to purchase up to an additional 400,000 shares at $0.15 per share expiring on November 28, 2003 were distributed.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security / total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
Peter Bryant Vancouver	200,000	Nov. 28, 2002	$0.10/$20,000	Act s 74 (2)(9)	Four month hold expiring Mar 28, 2003
David Eaton Winlaw	75,000	Nov. 28, 2002	$0.10/$7,500	Multilateral Instrument 45-103	Four month hold expiring Mar 28, 2003
B.H. Buchannon Vancouver	50,000	Nov. 28, 2002	$0.10/$5,000	Multilateral Instrumnet 45-103	Four month hold expiring Mar. 28, 2003
Rudy De Jonge Vancouver	50,000	Nov. 28, 2002	$0.10/$5,000	Multilateral Instrument 45-103	Four month hold expiring Mar. 28, 2003
Truman Kennedy Vancouver	25,000	Nov. 28, 2002	$0.10/$2,500	Multilateral Instrument 45-103	Four month hold expiring Mar. 28, 2003

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

$40,000

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Not Applicable

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	Compensation paid (number and type of security and/or cash amount (Canadian $)	Price per share (Canadian $)

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver this 29th day of November, 2002.

PROSPECTOR CONSOLIDATED RESOURCES INC.

Name of issuer (please print)

Signature of authorized signatory

PETER BRYANT, PRESIDENT AND DIRECTOR

Name and office of authorized signatory
(please print)